June 28, 2023

VIA EDGAR

Ms. Megan Flanagan Miller Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Sprott Funds Trust File No. 811- 23382

Dear Ms. Miller:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the filing by the Sprott Funds Trust (the “Trust”) and its series (each a “Fund” and, collectively, the “Funds”) of the Registrant’s Form N-SCR, which includes its annual report for the fiscal year ended December 31, 2022 (the "Annual Report"), and certain other filings, as provided verbally in a phone conversation on April 27, 2023 to Bibb Strench. The Staff’s comments and our responses are discussed below.

Comment 1:	Form N-CSR. The Notes to the Financial Statements in the Annual Report includes a discussion of certain contingencies. As required by Rule 6-04 of Regulation S-X (Balance Sheet), please include in future filings of the Funds' annual reports a line item for Commitments and Contingent liabilities. Please further note that the Notes should address amounts of the advisory fee paid by the applicable Funds subject to recoupment.

Response:	The Funds represent that the annual reports in future N-CSR filings will include a line item for Commitments and Contingent liabilities as required by Rule 6-04 of Regulation S-X.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727

Ms. Megan Flanagan Miller

June 28, 2023

Comment 2:	Form N-CSR. Note 2 in the Notes to the Financial Statements in the Annual Report includes a sentence about the Funds' status as investment companies under U.S. GAAP and follows the guidance applicable investment companies in FASB Topic 946. Please note that this sentence is not necessary in future filings of the Annual Report.
Response:	The Funds represent that the annual reports in future N-CSR filings will not include the sentence referenced in the comment.

Comment 3:	N-CSR: Please confirm that any net realized gains or losses on transactions in investment securities of affiliated issuers, including in-kind transactions, has been disclosed separately, pursuant to paragraph 2(a) of Rule 6-07 of Regulation S-X (Statement of Operations - Expenses).
Response:	The Funds confirm that the net realized gains or losses on transactions in investment securities of affiliated issuers, including in-kind transactions, has been disclosed separately.

Comment 4:	N-CSR: Under the column heading "Financial highlights" in the Report of Independent Registered Public Accounting Firm are references to certain periods for both the Sprott Gold Miners ETF and Sprott Junior Gold Miners ETFs, each of which reads:

"For each of the two years ended December 31, 2022, for the Period December 1 through December 31, 2020 and for the two years ended November 30, 2020."

If accurate, please request that these Funds' independent registered public accounting firm to correct “for the two years ended November 30, 2020” so that it reads: "for the two years ended November 30, 2019".

Ms. Megan Flanagan Miller

June 28, 2023

Response:	The correction noted above has been made to the Annual Report. Please note that the opinion issued by the independent registered public accounting firm reference the correct date; however, an error occurred when carrying over that date to the Annual Report that was filed.

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If you have any additional comments or questions, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb Strench

Bibb Strench

cc:	John Ciampaglia